UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 3, 2012
	By:	/s /Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Publishes Pro Forma 2011 IFRS Financial Information

Amsterdam (May 02, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announced, for comparative purposes only, the publication of unaudited pro forma condensed combined financial information prepared in accordance with IFRS for 1Q11, 2Q11, 3Q11, 4Q11 and FY11.

As previously announced, audited financial results for the year ended December 31, 2011 as included in our Annual Report on Form 20-F for the year ended December 31, 2011 were prepared according to IFRS. Going forward, the Company will publish its financial results according to IFRS.

The pro forma information presented in this press release reflects what the Company’s results of operations would have looked like had the Company converted to IFRS starting from January 1, 2009, and the transaction with Wind Telecom (including the related asset spin-offs and the Purchase Price Allocation as implemented and reported) occurred on January 1, 2011. The unaudited pro forma financial information in this press release does not purport, and should not be relied upon, to indicate the results that would have been obtained had this transaction actually been completed on January 1, 2011, nor does this information purport to indicate the results which may be realized in the future.

The Company changed the reporting from US GAAP to IFRS for the following reasons:

•

Following the Wind Telecom transaction, more than 60% (in terms of revenue) of the Company’s business reports under IFRS, and other jurisdictions where the Company operates are going to implement IFRS as obligatory GAAP;

•	Many peers of the Company report under IFRS;

•	For Dutch statutory purposes, the Company reports under IFRS.

The major differences between US GAAP and IFRS as applied by the Company pertain to:

•	Capitalization of subscriber acquisition costs

Under IFRS the Company has the ability to capitalize certain costs directly associated with connection of mobile subscribers to its network as part of intangible assets. Such costs were expensed under US GAAP. This resulted in a positive impact on EBITDA due to reduction of selling, general and administrative expenses.

•	Business combinations

Under IFRS an increase in the Company’s ownership interest that does not result in obtaining of control is accounted for as an equity transaction as of that date, whereas under US GAAP effective in 2008 increases in the Company’s ownership interest were accounted for applying acquisition accounting. This resulted in a decrease of goodwill and other intangible assets that were primarily due to the accounting of the Company’s acquisition of an additional 25% stake in KaR-Tel in 2008. The respective amortization of the intangible assets was adjusted accordingly.

•	Consolidation

The definition of control under IFRS is different from US GAAP and as a result of conversion VimpelCom had to consolidate its operations in Kyrgyzstan starting from February 2008 without re-measurement of assets and liabilities in accordance with purchase accounting. This impacted goodwill and other intangible assets to reverse purchase accounting applied in US GAAP. The respective amortization of the intangible assets was adjusted accordingly.

•	Derivative instruments over non-controlling interests and interests in associates

In accordance with IFRS derivative instruments over non-controlling interests in subsidiaries or interests in associates qualify under the definition of financial instruments and are measured at their fair value, whereas they may not qualify as derivative instruments under US GAAP. This resulted in re-measurement of certain derivative instruments, mainly represented by call and put option agreements over non-controlling interest in VimpelCom’s subsidiaries in Kazakhstan and Kyrgyzstan.

•	Investments in associates

Historically the Company applied US GAAP to the financial statements of its associate entities accounted for under equity method. Under IFRS the financial statements of our associate entities and the Company have to be prepared on the same accounting basis. This resulted in the respective impact of applying IFRS to the financial statements of associates.

•	Reclassifications

The Company changed the presentation of certain items in the consolidated statement of financial position and consolidated income statement as compared to the presentation used under US GAAP.

The most significant reclassifications were related to the presentation of:

•

software including annual updates which is an integral part of telecommunication equipment in property and equipment instead of a separate item in the statement of financial position and prepayments with respect to annual updates of software which were included in other current assets;

•	loan granted to Wind Canada as financial assets instead of investments in associates;

•	other software and frequency permissions as part of intangible assets instead of a separate line item for software and other non-current assets for frequency permissions;

•	fees associated with borrowings as part of financial liabilities instead of other non-current assets;

•	amounts payable and receivable in connection with income taxes as separate items instead being part of taxes payable and other current assets;

•	loans and interest receivable and payable as financial assets and liabilities respectively;

•	provisions in a separate line item;

•	provisions for litigation and allowance for bad debts classified as selling, general and administrative expenses;

•

deferred taxes which under US GAAP were classified as current or non-current depending on the classification of the items which give rise to a temporary difference while under IFRS deferred taxes are only presented as ‘non-current’.

Please refer to our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 30, 2012 for more details regarding the impact of IFRS adoption to the financial statements.

Presentation of financial results

The Company believes pro forma comparisons provide the most meaningful comparison of financial performance. For further details about the adjustments and assumptions of our pro forma results, please refer to VimpelCom’s press release issued on March 13, 2012.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

For the audited full year 2011 financial statements please refer to our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 30, 2012.

The unaudited pro forma condensed combined IFRS financial information for 1Q11, 2Q11, 3Q11, 4Q11 and FY11:

USD mln	1Q11	2Q11	3Q11	4Q11	FY11
Unaudited pro forma

Total operating revenues	5,481	6,011	6,096	5,889	23,477
Of which:
BU Russia	2,064	2,329	2,397	2,274	9,064
BU Europe & North America	1,862	2,015	1,970	1,924	7,771
BU Africa & Asia	891	949	957	922	3,719
BU Ukraine	375	412	437	417	1,641
BU CIS	351	389	430	419	1,589
Other	(62)	(83)	(95)	(67)	(307)

EBITDA	2,285	2,441	2,572	2,227	9,525
Of which:
BU Russia	868	968	961	844	3,641
BU Europe & North America	679	757	798	718	2,952
BU Africa & Asia	404	407	434	321	1,566
BU Ukraine	202	227	235	209	873
BU CIS	159	175	198	171	703
Other	(27)	(93)	(54)	(36)	(210)

EBITDA margin	41.7%	40.6%	42.2%	37.8%	40.6%

EBIT	903	982	1,076	214	3,175

Financial Income and Expenses	(544)	(470)	(449)	(467)	(1,930)
Net foreign exchange (loss)/gain and others	211	(77)	(287)	(306)	(459)

EBT	570	435	340	(559)	786

Income tax expense	(168)	(176)	(188)	(101)	(633)

Profit/(loss) for the year	402	259	152	(660)	153

(Profit)/loss for the year attributable to non-controlling interest	(98)	8	37	279	226

Profit/(loss) for the year attributable to the owners of the parent	304	267	189	(381)	379

Capex	729	1,027	1,193	3,734	6,683

Purchase Price Allocation

During the fourth quarter of 2011, the Company finalized the Purchase Price Allocation (‘PPA’) with regards to the acquisition of Wind Telecom as is a standard requirement under applicable accounting standards. With the PPA the purchase price is allocated to the Wind Telecom assets acquired and liabilities assumed based on their estimated fair values. Any difference between the purchase consideration transferred to the former owners of Wind Telecom, and the estimated net fair values of the assets acquired and liabilities assumed has been recognized as goodwill. With the finalization of the Purchase Price Allocation of Wind Telecom (“PPA”) and the finalization of the valuation of the acquired Wind Telecom intangible assets the Company adjusted retroactively the linear amortization model towards a model based on value contribution for the customer relationships. With this change benefits and costs are better matched. Effectively, this means that there will be higher amortization in the earlier years and lower in the later years. As communicated on March 13, 2012, the catch-up effect of this adjustment has, based on the applicable accounting rules, been retroactively adjusted to 2Q11 and 3Q11, negatively impacting Net Income from continuing operations for USD 45 million and USD 82 million respectively.

Impairments 4Q11

As communicated in the Earnings Release of March 13, 2012 the Company performs on a regular basis an impairment test per cash generating unit. Following a detailed business plan review of the operations in Vietnam and Cambodia, the Company booked an impairment of 527 million dollars in 4Q11.

Reconciliation of EBITDA, EBIT, and EBT to pro forma profit for the year:

USD mln	1Q 11	2Q 11	3Q 11	4Q 11	FY11
Unaudited pro forma

EBITDA	2,285	2,441	2,572	2,227	9,525

Depreciation	(730)	(778)	(796)	(790)	(3,094)
Amortization	(665)	(667)	(667)	(664)	(2,663)
Impairment loss	23	—	—	(527)	(504)
Loss on disposals of non-current assets	(10)	(14)	(33)	(32)	(89)

Operating profit	903	982	1,076	214	3,175

EBIT	903	982	1,076	214	3,175

Financial Income and Expenses	(544)	(470)	(449)	(467)	(1,930)
- including finance income	36	39	51	34	160
- including finance costs	(580)	(509)	(500)	(501)	(2,090)
Net foreign exchange (loss)/gain and others	211	(77)	(287)	(306)	(459)
- including Other non-operating (losses)/gains	27	(47)	(124)	(152)	(296)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	16	(24)	(26)	(35)	(69)
- including Net foreign exchange (loss)/gain	168	(6)	(137)	(119)	(94)

EBT	570	435	340	(559)	786

Income tax expense	(168)	(176)	(188)	(101)	(633)

Profit/(loss) for the year	402	259	152	(660)	153

DEFINITIONS

EBITDA AND EBITDA MARGIN EBITDA and EBITDA margin are non-GAAP financial measures. VimpelCom calculates EBITDA as profit for the year before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table above. Our Russia Business Unit excludes certain expenses from their EBITDA. EBITDA margin is calculated as EBITDA divided by total operating revenues. EBITDA and EBITDA margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA and EBITDA margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. EBITDA and EBITDA margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to profit for the year, the most directly comparable IFRS financial measure, is presented in the table above.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization, impairment loss and loss on disposals of non-current assets. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and costs and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to profit for the year, the most directly comparable IFRS financial measure, is presented above.

NET FOREIGN EXCHANGE (LOSS)/GAIN AND OTHERS represents the sum of Net foreign exchange loss, Shares of loss/(profit) of associates and joint ventures accounted for using the equity method, and Other non-operating losses/(gains). Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

EBT is a non-GAAP measure and is calculated as EBIT minus Financial income and expenses (which is calculated by subtracting finance income from finance costs) and Net foreign exchange (loss)/gain and others. Our management uses EBT as a supplemental performance measure and believes that it provides useful information about earnings of the Company before making accruals for income tax expenses. Reconciliation of EBT to profit for the year, the most directly comparable IFRS financial measure, is presented above.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +31 (0)20 79 77 200 (Amsterdam)